Exhibit 21.1
Subsidiaries of the Registrant

Name	Where Incorporated
Aleka Insurance, Inc.	Hawaii

Neben Holdings, LLC	Delaware

Neben Singapore II Pte. Ltd.	Singapore

Portier, LLC	Delaware

Rasier, LLC	Delaware

SMB Holding Corporation	Delaware

Uber B.V.	Netherlands

Uber International B.V.	Netherlands

Uber International C.V.	Netherlands

Uber International Technologies Corporation	Delaware

Uber MENA B.V.	Netherlands

Uber NL Holdings 1 B.V.	Netherlands

Unter, LLC	New York